Mail Stop 20549-3561

May 28, 2010

via U.S. mail and facsimile

Thomas J. Falk, Chief Executive Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261

RE: Kimberly-Clark Corporation
    Form 14A filed March 12, 2010
    File No.: 1-00225

Dear Mr. Falk:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 14A filed March 12, 2010

1. We note the disclosure at the bottom of page 36 regarding company targets. You state that, in addition to the EPS and other targets in the table, you "also assessed performance against the other financial and strategic performance goals established at the beginning of 2009." For example you appear to have awarded

Thomas J. Falk, Chief Executive Officer
Kimberly-Clark Corporation
May 28, 2010
Page 2

compensation based on consolidated cash provided by operations. Please revise future filings to disclose how you determined the amount of such compensation, including whether a formula was used similar to the other performance targets. Also, revise to disclose how decisions regarding the "other" performance targets fit into your overall compensation objectives and affected decisions regarding the other elements, including compensation paid according to the actual results disclosed in the table on page 36. Please provide a copy of the draft disclosure, with unknown quantified information omitted as appropriate. To the extent you believe compensation for all "other" performance targets is immaterial, provide an explanation.

Closing Comments

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Thomas J. Falk, Chief Executive Officer
Via facsimile to (972) 281-1212